Exhibit 2

2011 SECOND QUARTER RESULTS ?? Stock Listing Information NYSE (ADS) Ticker: CX MEXICAN STOCK EXCHANGE Ticker: CEMEXCPO Ratio of CEMEXCPO TO CX = 10:1 ?? Investor Relations In the United States: 1 877 7CX NYSE In Mexico: 52 (81) 8888 4292 E? Mail: ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand metric tons)	33,029	32,368	2%		17,783	17,923	(1%)	
Consolidated ready-mix volume (thousand cubic meters)	26,436	24,287	9%		14,156	13,530	5%	
Consolidated aggregates volume (thousand metric tons)	77,763	75,592	3%		42,592	43,090	(1%)	
Net sales	7,462	6,804	10%	4%	4,091	3,762	9%	0%
Gross profit	2,112	1,948	8%	2%	1,153	1,128	2%	(7%)
Gross profit margin	28.3%	28.6%	(0.3pp)		28.2%	30.0%	(1.8pp)	
Operating income	429	443	(3%)	(12%)	258	295	(12%)	(23%)
Operating Income margin	5.7%	6.5%	(0.8pp)		6.3%	7.8%	(1.5pp)	
Consolidated net income (loss)	(571)	(642)	11%		(293)	(301)	3%	
Controlling interest net income (loss)	(570)	(648)	12%		(294)	(306)	4%	
Operating EBITDA	1,132	1,179	(4%)	(9%)	615	664	(7%)	(15%)
Operating EBITDA margin	15.2%	17.3%	(2.2pp)		15.0%	17.7%	(2.6pp)	
Free cash flow after maintenance capital expenditures	(305)	16	N/A		18	187	(90%)	
Free cash flow	(351)	(38)	(827%)		(16)	161	N/A	
Net debt plus perpetual notes	17,753	17,129	4%		17,753	17,129	4%	
Total debt	17,251	16,587	4%		17,251	16,587	4%	
Total debt plus perpetual notes	18,428	17,877	3%		18,428	17,877	3%	
Earnings (loss) per ADS	(0.55)	(0.65)	16%		(0.28)	(0.31)	8%	
Fully diluted earnings per ADS	N/A	N/A	N/A		N/A	N/A	N/A	
Average ADSs outstanding	1,040.7	947.9	10%		1,040.8	998.4	4%	
Employees	45,792	46,794	(2%)		45,792	46,794	(2%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

* Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated net sales in the second quarter of 2011 reached US$4,091 million, representing an increase of 9% compared with the second quarter of 2010, or flat on a like-to-like basis for the ongoing operations. The increase in consolidated net sales was due to higher sales in local currency terms in our Northern European, and South/Central America and Caribbean operations. The infrastructure and residential sectors were the main drivers of demand in most of our markets.

Cost of sales as a percentage of net sales increased by 1.8 percentage points during the second quarter of 2011 compared to the same period last year. The increase in cost of sales as a percentage of net sales was mainly the result of higher fuel cost and maintenance in our cement operations. **Selling, general and administrative (SG&A)** expenses as a percentage of net sales decreased 0.3 percentage points during the second quarter of 2011 compared with the same period last year, from 22.2% to 21.9%. The decrease in SG&A expenses during the quarter was the result of our cost reduction initiatives which more than offset higher distribution expenses.

Operating EBITDA decreased 7% during the second quarter of 2011 compared with the same period last year, to US$615 million. The decrease was due mainly to lower contributions from our US, Mediterranean, and Asian operations. On a like-to-like basis for the ongoing operations, operating EBITDA decreased 15% in the second quarter of 2011 compared with the same period last year. **Operating EBITDA margin** decreased 2.6 percentage points, from 17.7% in the second quarter of 2010 to 15.0% this quarter reflecting a change in product and geographic mix, as well as input cost inflation in excess of price increases in our cement business.

Other expenses, net, for the quarter were US$202 million, which included severance payments related to our transformation process, impairment of fixed assets, amortization of fees related to early redemption of debt and a one-time tax provision in Colombia.

Gain (loss) on financial instruments for the quarter was a loss of US$22 million, resulting mainly from our equity derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$294 million in the second quarter of 2011 versus a loss of US$306 million in the second quarter of 2010. This year's loss reflects lower operating income, higher other expenses and higher financial expenses, which more than offset higher exchange gain during the quarter.

Total debt plus perpetual notes increased US$197 million during the quarter.

2011 Second Quarter Results Page 2

OPERATING RESULTS

Mexico

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,808	1,665	9%	1%	968	923	5%	(4%)
Operating EBITDA	601	579	4%	(4%)	309	321	(4%)	(12%)
Operating EBITDA margin	33.2 %	34.8%	(1.6pp)		31.9 %	34.8%	(2.9pp)	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	2%	3%	14%	13%	5%	3%
Price (USD)	11%	11%	14%	16%	22%	25%
Price (local currency)	3%	1%	6%	5%	13%	14%

Domestic gray cement volumes for our Mexican operations increased 3% during the second quarter of 2011 versus the same period last year, while ready-mix volumes increased 13% over the same period. For the first six months of the year, domestic gray cement volumes increased 2% while ready-mix volumes increased 14% versus the comparable period a year ago.

During the quarter, the infrastructure and industrial-and-commercial sectors were the main drivers of demand for building materials. Formal housing investment, mainly low and middle-income housing, declined due to credit shrinkage from Infonavit and Fovissste, as well as from commercial banks. The self-construction sector has not recovered yet.

United States

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	1,126	1,236	(9%)	(9%)	619	684	(9%)	(9%)
Operating EBITDA	(70)	(7)	(931%)	(931%)	(22)	17	N/A	N/A
Operating EBITDA margin	(6.2%)	(0.6%)	(5.6pp)		(3.6 %)	2.4%	N/A	

In millions of US dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January – June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(7%)	(10%)	(12%)	(14%)	(12%)	(12%)
Price (USD)	(1%)	(0%)	2%	3%	7%	9%
Price (local currency)	(1%)	(0%)	2%	3%	7%	9%

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States decreased 10%, 14%, and 12%, respectively, during the second quarter of 2011 versus the same period of 2010. For the first half of the year, domestic gray cement, ready-mix, and aggregates volumes decreased 7%, 12%, and 12%, respectively, versus the comparable period last year. On a like-to-like basis for the ongoing operations, aggregates volumes decreased 7% during the quarter and 7% for the first half of the year versus the comparable period last year. The decline in sales volume for the quarter reflects the difficult prior year comparison that was boosted by the expiring residential subsidy and the general slowdown of the economic recovery. Flooding in the Midwest, the restructuring of our Arizona business as well as heavy rains in California in June had a negative effect on our volumes for the quarter. Weak employment figures, tight credit conditions, and high inventories negatively affected the activity of the residential sector. Uncertainty surrounding the Federal Highway Program continues to affect the performance from the infrastructure sector. The decline in the industrial and commercial sector continues to moderate and was mitigated by increased activity in the oil well and agricultural sectors.

2011 Second Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	2,329	1,876	24%	15%	1,354	1,096	24%	7%
Operating EBITDA	162	71	127%	110%	152	100	52%	32%
Operating EBITDA margin	6.9 %	3.8%	3.1pp		11.2 %	9.1%	2.1pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	18%	7%	17%	8%	11%	3%
Price (USD)	11%	17%	11%	16%	11%	16%
Price (local currency)	1%	1%	2%	1%	2%	2%

Domestic gray cement, ready-mix, and aggregates volumes for our United Kingdom operations increased 1%, 11%, and 1%, respectively, during the second quarter of 2011 versus the same period in 2010. For the first six months of the year our domestic gray cement, ready-mix, and aggregates volumes increased 10%, 20%, and 8%, respectively, versus the comparable period in the previous year. Results for the quarter were driven by the infrastructure sector, including energy and rail work projects. The residential sector showed a positive performance driven by private housing starts.

In France, our ready-mix and aggregates volumes increased 10% and 6%, respectively, during the second quarter of 2011 versus the same period in 2010. For the first six months of the year, ready-mix and aggregates volumes increased 18% and 14%, respectively, versus the same period last year. Construction activity for the quarter continues to be driven mainly by the residential sector that benefit from economic stimulus plan measures such as social housing, tax incentives and zero rate loans, as well as favorable credit conditions. Spending for the infrastructure sector remained stable, supported mainly by private investments. The increase in the number of new project starts and permits, especially from offices and warehouses positively affected the performance from the industrial-and-commercial sector. Favorable weather conditions had a positive effect on volumes for the quarter.

In CEMEX's operations in Germany, domestic gray cement volumes increased 4% during the second quarter of 2011 and 21% during the first half of the year versus the same periods last year. The main driver of construction activity during the quarter continued to be the residential sector. The increase in housing permits was driven by historically low mortgage rates, stable construction prices, shrinking unemployment, and higher wages. Activity from the industrial-and-commercial sector continued to recover due to the performance of the German economy and higher capacity utilization. The infrastructure sector remained stable, given the limited resources from stimulus packages.

Domestic gray cement volumes for our operations in Poland increased 16% during the second quarter of 2011 and 26% during the first six months of the year versus the comparable periods of last year. The infrastructure sector continued to drive activity for building materials during the quarter given the favorable macroeconomic conditions. The government continued supporting its programs for the construction of highways and express roads. Activity from the industrial-and-commercial sector continued to be positive, given increased demand from other construction sectors, as well as higher foreign direct investments resulting from the positive economic environment. A slight recovery from the residential sector was seen during the quarter. In addition, favorable weather conditions positively affected our volumes for the quarter in comparison with the same quarter a year ago.

Our domestic gray cement volumes as a whole in the region increased 7% during the second quarter of 2011 and 18% for the first half of the year versus the same periods in 2010.

2011 Second Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	913	923	(1%)	(4%)	477	477	(0%)	(6%)
Operating EBITDA	241	264	(9%)	(9%)	125	147	(15%)	(18%)
Operating EBITDA margin	26.4 %	28.6%	(2.2pp)		26.2 %	30.8%	(4.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(3%)	(5%)	6%	3%	(4%)	(8%)
Price (USD)	(3%)	(1%)	4%	9%	13%	19%
Price (local currency)	(3%)	(4%)	(2%)	(1%)	5%	5%

CEMEX's domestic gray cement and ready-mix volumes in Spain decreased 11% and 15%, respectively, during the second quarter of 2011 compared with the same period last year. For the first half of the year, domestic gray cement volumes decreased 4%, while ready-mix volumes declined by 1%. The decline in sales volumes for the quarter was the result of continuing lower construction activity across all regions and demand sectors. Housing construction is stagnant and at all time low levels, affected by high inventory levels and lack of financing. Performance from the infrastructure sector continued to be affected by large budget cuts and lack of economic resources. Activity from the industrial-and-commercial sector continued to decline given the low visibility, high risk premium, and unfavorable macroeconomic conditions.

Domestic gray cement volumes for our operations in Egypt remained flat during the second quarter of 2011 and decreased 3% during the first six months of the year versus the comparable periods of last year. Construction activity for the quarter continues to be driven by the informal residential sector. Activity from the public sector remains low as spending on new infrastructure projects has been very limited. Investments in the industrial-and-commercial sector remained on hold due to the prevailing political and economic uncertainty in the country.

Our domestic gray cement volumes in the region as a whole decreased 5% during the second quarter of 2011 and 3% for the first half of the year versus the same periods in 2010.

South/Central America and the Caribbean

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	845	712	19%	16%	442	360	23%	19%
Operating EBITDA	241	254	(5%)	(8%)	125	128	(3%)	(6%)
Operating EBITDA margin	28.6%	35.7%	(7.1pp)		28.3 %	35.6%	(7.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	4%	3%	16%	23%	29%	25%
Price (USD)	6%	9%	7%	9%	(3%)	(1%)
Price (local currency)	3%	5%	4%	5%	(5%)	(5%)

In Colombia, our domestic gray cement volumes increased 2% during the second quarter of 2011 and remained flat during the first half of the year versus the comparable periods last year. Demand for building materials continued to be driven by the residential sector, especially from low-and-middle income housing development, supported by favorable macroeconomic conditions, low unemployment, and increased confidence. In addition, construction spending on infrastructure projects, mainly from road construction and maintenance, had a positive effect on volumes for the quarter.

Our domestic gray cement volumes in the region as a whole increased 3% during the second quarter of 2011 and 4% during the first six months of the year versus the comparable periods of last year.

2011 Second Quarter Results

Page 5

OPERATING RESULTS

Asia

	January – June				Second quarter			
	2011	2010	% Var.	l-t-l % Var.*	2011	2010	% Var.	l-t-l % Var.*
Net sales	251	266	(6%)	(11%)	129	142	(9%)	(13%)
Operating EBITDA	43	73	(41%)	(43%)	22	40	(45%)	(47%)
Operating EBITDA margin	17.2 %	27.4%	(10.2pp)		17.0 %	28.3%	(11.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January – June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(9%)	(12%)	(5%)	(11%)	(2%)	(8%)
Price (USD)	(2%)	(3%)	15%	15%	13%	14%
Price (local currency)	(6%)	(8%)	7%	7%	4%	6%

In CEMEX's operations in the Philippines, domestic gray cement volumes decreased 20% during the second quarter of 2011 and 16% during the first half of 2011 compared with the same periods in 2010. Alongside the absence of election-related spending in 2010, demand for building materials was negatively affected by the government's suspension of key infrastructure projects in its effort to clean up the bidding and disbursement of funds, as well as by the delay in the implementation of public-private partnerships projects. Activity from the residential sector remained slow given the implementation of a new series of initiatives meant to bring transparency and greater efficiency to the housing programs, which made access to funds more difficult. Performance from the industrial-and-commercial sector was stable. Remittances from overseas Filipinos continued to grow, albeit at a slower pace. Unfavorable weather conditions hampered construction activity, as the country experienced two consecutive typhoons.

Our domestic gray cement volumes in the region as a whole decreased 12% during the second quarter of 2011 and 9% during the first six months of 2011 versus the comparable periods of last year.

2011 Second Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and Free Cash Flow

	January - June			Second quarter		
	2011	2010	% Var.	2011	2010	% Var.
Operating income	429	443	(3%)	258	295	(12%)
+ Depreciation and operating amortization	703	736		357	370	
Operating EBITDA	1,132	1,179	(4%)	615	664	(7%)
- Net financial expense	619	542		315	267	
- Maintenance capital expenditures	86	92		64	64	
- Change in working capital	509	376		70	48	
- Taxes paid	152	146		86	97	
- Other cash items (net)	70	7		63	1	
Free cash flow after maintenance capital expenditures	(305)	16	N/A	18	187	(90%)
- Expansion capital expenditures	46	54		34	26	
Free cash flow	(351)	(38)	(827%)	(16)	161	N/A

In millions of US dollars, except percentages.

The increase in debt during the second quarter of 2011 reflects the negative free cash flow generation, a negative foreign exchange conversion effect of US$91 million, and payment of coupons on the perpetual notes among other factors.

Information on debt and perpetual notes

	Second quarter			First quarter
	2011	2010	% Var.	2011
Total debt	17,251	16,587	4%	17,059
Short-term	2%	3%		0%
Long-term	98%	97%		100%
Perpetual notes	1,177	1,290	(9%)	1,172
Cash and cash equivalents	675	748	(10%)	656
Net debt plus perpetual notes	17,753	17,129	(3%)	17,575
Consolidated funded debt/EBITDA*	7.16	7.19		6.93
Interest coverage*	1.87	2.00		1.96

	Second quarter	
	2011	2010
Currency denomination		
US dollar	74%	67%
Euro	22%	23%
Mexican peso	3%	9%
Other	1%	1%
Interest rate		
Fixed	55%	37%
Variable	45%	63%

In millions of US dollars, except percentages and ratios.

* Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under the Financing Agreement.

On July 11, 2011, CEMEX closed a US$650 million reopening of its 9.00% Senior Secured Notes due 2018, which were originally issued on January 11, 2011 in an aggregate amount of US$1 billion. The additional notes were issued at a price of 97.616% of face value plus accrued interest. The net proceeds of the issuance of the additional notes will be used for general corporate purposes and the repayment of indebtedness, including indebtedness outstanding under CEMEX´s Financing Agreement, dated August 14, 2009, as amended, all in accordance with CEMEX's debt contracts.

2011 Second Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	10,405,338,255
Less increase (decrease) in the number of CPOs held in subsidiaries	0
Stock-based compensation	8,036,425
End-of-quarter CPO-equivalent units outstanding	10,413,374,680

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.

CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of June 30, 2011, executives had outstanding options on a total of 91,920,314 CPOs, with a weighted-average strike price of approximately US$1.90 per CPO (equivalent to US$19.00 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of June 30, 2011, our executives held 9,547,000 restricted CPOs, representing 0.1% of our total CPOs outstanding.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second quarter		First quarter
Notional amounts (1)	2011	2010	2011
Equity (2)	2,969	1,647	3,142
Estimated aggregate fair market value (1) (3)	159	(58)	223

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under Mexican Financial Reporting Standards ("Mexican FRS"), companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of June 30, 2011, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$196 million, which according to our financial agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) Excludes an interest-rate swap related to our long-term energy contracts. As of June 30, 2011, the notional amount of this derivative was US$192 million, with a positive fair market value of approximately US$36 million.

(2) Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees' pension fund trust. As of June 30, 2011, the fair value of such financial guarantee represents a liability of US$71 million, which is net of a collateral deposit of US$100 million.

(3) Net of a cash collateral deposited under open positions. Cash collateral was US$100 million as of June 30, 2011.

2011 Second Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except percentages and ADS amounts)

INCOME STATEMENT	January - June				Second Quarter			
	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Net Sales	7,461,941	6,804,324	10%	4%	4,090,984	3,762,241	9%	0%
Cost of Sales	(5,349,776)	(4,856,413)	(10%)		(2,938,315)	(2,633,978)	(12%)	
Gross Profit	2,112,165	1,947,911	8%	2%	1,152,669	1,128,263	2%	(7%)
Selling, General and Administrative Expenses	(1,683,599)	(1,505,121)	(12%)		(894,855)	(833,755)	(7%)	
Operating Income	428,566	442,790	(3%)	(12%)	257,814	294,508	(12%)	(23%)
Other Expenses, Net	(275,164)	(183,564)	(50%)		(201,900)	(95,752)	(111%)	
Operating Income After Other Expenses, Net	153,402	259,227	(41%)		55,914	198,756	(72%)	
Financial Expenses	(701,470)	(625,674)	(12%)		(354,997)	(311,020)	(14%)	
Financial Income	16,875	17,371	(3%)		6,507	10,977	(41%)	
Exchange Gain (Loss), Net	128,451	(44,163)	N/A		17,716	(101,147)	N/A	
Monetary Position Gain (Loss)	8,209	6,829	20%		5,963	6,878	(13%)	
Gain (loss) on Financial Instruments	(66,041)	(84,360)	22%		(21,824)	(43,484)	50%	
Total Comprehensive Financing (cost) Income	(613,974)	(729,997)	16%		(346,635)	(437,796)	21%	
Net Income Before Income Taxes	(460,573)	(470,770)	2%		(290,721)	(239,040)	(22%)	
Income Tax	(77,420)	(121,081)	36%		12,789	(34,906)	N/A	
Net Income Before Participation of Uncons. Subs.	(537,992)	(591,851)	9%		(277,931)	(273,946)	(1%)	
Participation in Unconsolidated Subsidiaries	(33,025)	(50,321)	34%		(14,814)	(26,895)	45%	
Consolidated Net Income (Loss)	(571,017)	(642,172)	11%		(292,746)	(300,842)	3%	
Non-controlling interest Net Income (Loss)	(994)	6,076	N/A		1,445	5,377	(73%)	
CONTROLLING INTEREST NET INCOME (LOSS)	(570,023)	(648,248)	12%		(294,191)	(306,219)	4%	
Operating EBITDA	1,131,976	1,179,231	(4%)	(9%)	615,251	664,338	(7%)	(15%)
Earnings (Loss) per ADS	(0.55)	(0.65)	16%		(0.28)	(0.31)	8%	

BALANCE SHEET	As of June 30		
	2011	2010	% Var.
Total Assets	42,386,879	42,837,321	(1%)
Cash and Temporary Investments	674,801	747,590	(10%)
Trade Accounts Receivables	1,419,647	1,043,036	36%
Other Receivables	959,401	1,268,449	(24%)
Inventories	1,386,762	1,344,031	3%
Other Current Assets	230,435	242,743	(5%)
Current Assets	4,671,046	4,645,848	1%
Fixed Assets	18,975,809	18,398,670	3%
Other Assets	18,740,025	19,792,803	(5%)
Total Liabilities	25,406,624	25,306,112	0%
Current Liabilities	4,165,022	3,994,465	4%
Long-Term Liabilities	16,927,910	16,077,037	5%
Other Liabilities	4,313,691	5,234,610	(18%)
Consolidated Stockholders' Equity	16,980,255	17,531,209	(3%)
Non-controlling Interest and Perpetual Instruments	1,446,953	1,558,184	(7%)
Stockholders' Equity Attributable to Controlling Interest	15,533,302	15,973,025	(3%)

2011 Second Quarter Results

Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of Mexican Pesos in nominal terms, except percentages and per ADS amounts)

	January - June			Second Quarter		
INCOME STATEMENT	2011	2010	% Var.	2011	2010	% Var.
Net Sales	88,200,144	86,687,090	2%	47,455,418	47,893,327	(1%)
Cost of Sales	(63,234,358)	(61,870,705)	(2%)	(34,084,457)	(33,530,539)	(2%)
Gross Profit	24,965,786	24,816,385	1%	13,370,961	14,362,788	(7%)
Selling, General and Administrative Expenses	(19,900,140)	(19,175,238)	(4%)	(10,380,314)	(10,613,699)	2%
Operating Income	5,065,646	5,641,147	(10%)	2,990,647	3,749,089	(20%)
Other Expenses, Net	(3,252,439)	(2,338,600)	(39%)	(2,342,040)	(1,218,924)	(92%)
Operating Income After Other Expenses, Net	1,813,206	3,302,547	(45%)	648,607	2,530,165	(74%)
Financial Expenses	(8,291,370)	(7,971,086)	(4%)	(4,117,962)	(3,959,282)	(4%)
Financial Income	199,468	221,310	(10%)	75,482	139,739	(46%)
Exchange Gain (Loss), Net	1,518,295	(562,640)	N/A	205,511	(1,287,596)	N/A
Monetary Position Gain (Loss)	97,031	87,007	12%	69,167	87,551	(21%)
Gain (Loss) on Financial Instruments	(780,602)	(1,074,747)	27%	(253,163)	(553,557)	54%
Total Comprehensive Financing (cost) Income	(7,257,177)	(9,300,156)	22%	(4,020,965)	(5,573,144)	28%
Net Income Before Income Taxes	(5,443,970)	(5,997,609)	9%	(3,372,358)	(3,042,979)	(11%)
Income Tax	(915,101)	(1,542,575)	41%	148,354	(444,357)	N/A
Net Income Before Participation of Uncons. Subs.	(6,359,071)	(7,540,184)	16%	(3,224,004)	(3,487,336)	8%
Participation in Unconsolidated Subsidiaries	(390,353)	(641,091)	39%	(171,848)	(342,378)	50%
Consolidated Net Income (Loss)	(6,749,424)	(8,181,275)	18%	(3,395,853)	(3,829,713)	11%
Non-controlling Interest Net Income (Loss)	(11,752)	77,404	N/A	16,759	68,450	(76%)
CONTROLLING INTEREST NET INCOME (LOSS)	(6,737,672)	(8,258,679)	18%	(3,412,612)	(3,898,163)	12%
Operating EBITDA	13,379,958	15,023,400	(11%)	7,136,910	8,457,017	(16%)
Earnings (Loss) per ADS	(6.59)	(8.40)	22%	(3.40)	(3.97)	14%

	As of June 30		
BALANCE SHEET	2011	2010	% Var.
Total Assets	496,774,222	554,314,932	(10%)
Cash and Temporary Investments	7,908,665	9,673,809	(18%)
Trade Accounts Receivables	16,638,257	13,496,883	23%
Other Receivables	11,244,178	16,413,724	(31%)
Inventories	16,252,853	17,391,768	(7%)
Other Current Assets	2,700,702	3,141,089	(14%)
Current Assets	54,744,656	60,117,272	(9%)
Fixed Assets	222,396,478	238,078,793	(7%)
Other Assets	219,633,089	256,118,867	(14%)
Total Liabilities	297,765,629	327,461,090	(9%)
Current Liabilities	48,814,062	51,688,379	(6%)
Long-Term Liabilities	198,395,106	208,036,858	(5%)
Other Liabilities	50,556,460	67,735,853	(25%)
Consolidated Stockholders' Equity	199,008,593	226,853,842	(12%)
Non-controlling Interest and Perpetual Instruments	16,958,291	20,162,899	(16%)
Stockholders' Equity Attributable to Controlling Interest	182,050,301	206,690,943	(12%)

2011 Second Quarter Results Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars, except percentages

	January - June				Second Quarter			
NET SALES	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	1,808,035	1,664,757	9%	1%	968,175	923,317	5%	(4%)
USA	1,126,034	1,235,698	(9%)	(9%)	619,454	683,913	(9%)	(9%)
Northern Europe	2,328,813	1,876,072	24%	15%	1,354,158	1,096,053	24%	7%
Mediterranean	912,587	923,163	(1%)	(4%)	476,944	476,964	(0%)	(6%)
South / Central America and Caribbean	845,100	712,036	19%	16%	441,655	359,549	23%	19%
Asia	251,004	266,099	(6%)	(11%)	129,306	141,647	(9%)	(13%)
Others and intercompany eliminations	*190,369*	*126,498*	*50%*	*50%*	*101,291*	*80,797*	*25%*	*25%*
TOTAL	7,461,941	6,804,324	10%	4%	4,090,984	3,762,241	9%	0%

GROSS PROFIT								
Mexico	894,990	807,494	11%	3%	472,812	444,203	6%	(3%)
USA	(64,893)	(14,956)	(334%)	(334%)	(13,358)	12,916	N/A	N/A
Northern Europe	538,486	392,299	37%	27%	360,042	302,343	19%	4%
Mediterranean	330,295	330,978	(0%)	(1%)	171,191	180,343	(5%)	(10%)
South / Central America and Caribbean	335,266	317,836	5%	3%	174,884	159,502	10%	5%
Asia	73,036	97,757	(25%)	(29%)	37,857	53,363	(29%)	(33%)
Others and intercompany eliminations	*4,983*	*16,502*	*(70%)*	*(70%)*	*(50,759)*	*(24,407)*	*(108%)*	*(108%)*
TOTAL	2,112,165	1,947,911	8%	2%	1,152,669	1,128,263	2%	(7%)

OPERATING INCOME								
Mexico	528,199	505,264	5%	(3%)	272,503	284,301	(4%)	(13%)
USA	(354,088)	(325,104)	(9%)	(9%)	(163,050)	(144,359)	(13%)	(13%)
Northern Europe	25,160	(59,102)	N/A	N/A	80,134	34,830	130%	98%
Mediterranean	186,930	209,762	(11%)	(10%)	97,479	120,423	(19%)	(21%)
South / Central America and Caribbean	197,093	211,117	(7%)	(9%)	102,534	106,351	(4%)	(7%)
Asia	33,299	62,555	(47%)	(48%)	17,720	34,802	(49%)	(51%)
Others and intercompany eliminations	*(188,028)*	*(161,702)*	*(16%)*	*(12%)*	*(149,505)*	*(141,840)*	*(5%)*	*1%*
TOTAL	428,566	442,790	(3%)	(12%)	257,814	294,508	(12%)	(23%)

2011 Second Quarter Results

Page 11

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars except operating EBITDA margin, which is shown as a percentage of net sales, and percentages

	January - June				Second Quarter			
OPERATING EBITDA	2011	2010	% Var.	like-to-like % Var. *	2011	2010	% Var.	like-to-like % Var. *
Mexico	600,730	579,195	4%	(4%)	309,283	321,267	(4%)	(12%)
USA	(70,229)	(6,813)	(931%)	(931%)	(22,294)	16,565	N/A	N/A
Northern Europe	161,561	71,062	127%	110%	151,551	99,604	52%	32%
Mediterranean	240,733	264,072	(9%)	(9%)	124,914	146,668	(15%)	(18%)
South / Central America and Caribbean	241,378	254,321	(5%)	(8%)	124,803	128,028	(3%)	(6%)
Asia	43,069	73,018	(41%)	(43%)	21,922	40,057	(45%)	(47%)
Others and intercompany eliminations	*(85,266)*	*(55,625)*	*(53%)*	*(41%)*	*(94,927)*	*(87,852)*	*(8%)*	*3%*
TOTAL	1,131,976	1,179,231	(4%)	(9%)	615,251	664,338	(7%)	(15%)

OPERATING EBITDA MARGIN	2011	2010	2011	2010
Mexico	33.2%	34.8%	31.9%	34.8%
USA	(6.2%)	(0.6%)	(3.6%)	2.4%
Northern Europe	6.9%	3.8%	11.2%	9.1%
Mediterranean	26.4%	28.6%	26.2%	30.8%
South / Central America and Caribbean	28.6%	35.7%	28.3%	35.6%
Asia	17.2%	27.4%	17.0%	28.3%
TOTAL	15.2%	17.3%	15.0%	17.7%

2011 Second Quarter Results

Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - June			Second quarter		
	2011	2010	% Var.	2011	2010	% Var.
Consolidated cement volume *	33,029	32,368	2%	17,783	17,923	(1%)
Consolidated ready-mix volume	26,436	24,287	9%	14,156	13,530	5%
Consolidated aggregates volume	77,763	75,592	3%	42,592	43,090	(1%)

Per-country volume summary

	January - June	Second quarter	Second quarter 2011 Vs.
DOMESTIC GRAY CEMENT VOLUME	2011 Vs. 2010	2011 Vs. 2010	First quarter 2011
Mexico	2%	3%	16%
U.S.A.	(7%)	(10%)	23%
Northern Europe	18%	7%	50%
Mediterranean	(3%)	(5%)	8%
South / Central America and Caribbean	4%	3%	0%
Asia	(9%)	(12%)	(1%)
READY-MIX VOLUME			
Mexico	14%	13%	8%
U.S.A.	(12%)	(14%)	12%
Northern Europe	17%	8%	29%
Mediterranean	6%	3%	(1%)
South / Central America and Caribbean	16%	23%	15%
Asia	(5%)	(11%)	5%
AGGREGATES VOLUME			
Mexico	5%	3%	9%
U.S.A.	(12%)	(12%)	17%
Northern Europe	11%	3%	35%
Mediterranean	(4%)	(8%)	1%
South / Central America and Caribbean	29%	25%	11%
Asia	(2%)	(8%)	1%

* Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2011 Second Quarter Results

Page 13

OPERATING RESULTS Price Summary Variation in U.S. Dollars January—June Second quarter Second quarter 2011 Vs. DOMESTIC GRAY CEMENT PRICE 2011 Vs. 2010 2011 Vs. 2010 First quarter 2011 Mexico 11% 11% 0% U.S.A. (1%) (0%) 1% Northern Europe (*) 11% 17% 3% Mediterranean (*) (3%) (1%) (0%) South / Central America and Caribbean (*) 6% 9% 6% Asia (*) (2%) (3%) (0%) READY-MIX PRICE Mexico 14% 16% 6% U.S.A. 2% 3% 2% Northern Europe (*) 11% 16% (1%) Mediterranean (*) 4% 9% 4% South / Central America and Caribbean (*) 7% 9% 4% Asia (*) 15% 15% 2% AGGREGATES PRICE Mexico 22% 25% 7% U.S.A. 7% 9% 4% Northern Europe (*) 11% 16% (3%) Mediterranean (*) 13% 19% 6% South / Central America and Caribbean (*) (3%) (1%) 5% Asia (*) 13% 14% 3% (*) Volume weighted-average price. 2011 Second Quarter Results Page 14

OPERATING RESULTS Price Summary Variation in Local Currency January—June Second quarter Second quarter 2011 Vs. DOMESTIC GRAY CEMENT PRICE 2011 Vs. 2010 2011 Vs. 2010 First quarter 2011 Mexico 3% 1% (3%) U.S.A. (1%) (0%) 1% Northern Europe (*) 1% 1% (1%) Mediterranean (*) (3%) (4%) (2%) South / Central America and Caribbean (*) 3% 5% 4% Asia (*) (6%) (8%) (1%) READY-MIX PRICE Mexico 6% 5% 2% U.S.A. 2% 3% 2% Northern Europe (*) 2% 1% (5%) Mediterranean (*) (2%) (1%) (1%) South / Central America and Caribbean (*) 4% 5% 2% Asia (*) 7% 7% 1% AGGREGATES PRICE Mexico 13% 14% 3% U.S.A. 7% 9% 4% Northern Europe (*) 2% 2% (7%) Mediterranean (*) 5% 5% 1% South / Central America and Caribbean (*) (5%) (5%) 3% Asia (*) 4% 6% 1% (*) Volume weighted-average price. 2011 Second Quarter Results Page 15

OTHER ACTIVITIES

CEMEX launches its first global ready-mix concrete brand: Promptis®

On April 5, 2011, CEMEX announced the launch of its first global brand of ready-mix concrete, Promptis®. The rapid-hardening, fast-formwork removal concrete technology is already being sold in France, UK, Ireland, Israel, Spain, and Croatia and is expected to be made available in Austria, Poland, Latvia, UAE, and Hungary starting in the second half of 2011.

Promptis® is able to reach early compressive strength in as fast as 4 hours, compared with an average of 18 hours in conventional concrete. Despite its rapid-hardening properties, Promptis® has been designed to retain workability for over 90 minutes, thus allowing the material to be easily handled without the risk of sudden hardening, even under extremely hot weather. Its strength develops in a progressive manner as the concrete ages, resulting in a highly durable material that also exhibits a good resistance to shrinkage cracking.

Promptis® uses CEMEX's proprietary cutting-edge admixture technology, and CEMEX will be able to offer the concrete technology at any of its ready-mix plants, providing a reliable product that meets its customers' performance expectations.

Promptis® technology is the result of two years of research activities carried out by scientists at the CEMEX Research Group AG in Switzerland. The global offering of Promptis® has been possible thanks to a strict industrialization process that ensures the transfer of technology through a close collaboration between Research and Development and Operations. Promptis® complies with specifications established by norms and standards worldwide.

CEMEX announces significant progress in sustainable development commitments

On April 14, 2011, CEMEX announced significant progress in many key performance indicators related to its global sustainable development strategy, highlighting important achievements in major areas such as sustainable construction, workplace safety, environment and climate change, biodiversity and wilderness preservation, and CEMEX's contribution to the communities where it operates. Key highlights include:

- CEMEX intensified its work to improve the qualities of concrete to build on its characteristics as the most inherently sustainable building material. Led by its Global Center for Technology and Innovation in Switzerland, CEMEX technology centers around the world are creating a range of innovative concrete products to meet the construction industry's growing demand for high-performance, low-carbon building solutions.
- CEMEX introduced a carbon footprint tool, the first of its kind in the building materials industry, that allows measuring the greenhouse gas emissions of our cement, ready-mix, and aggregates products. The tool has already been implemented in all of CEMEX's operating cement plants, and is now being extended across ready-mix and aggregates operations worldwide. As a result, CEMEX expects to begin to roll-out carbon content information for its products during 2011.
- CEMEX achieved a 20.5% reduction in CO_2 net emissions per ton of cement produced relative to its 1990 baseline, allowing the avoidance of yearly emissions equivalent to that of 1.2 million vehicles. CEMEX reconfirms its 25% reduction target by 2015.
- CEMEX significantly increased its use of lower-carbon alternative fuels. In 2010 CEMEX´s rate of alternative-fuel use rose to 20.3% of total fuel mix, almost doubling from the 10.3% recorded in 2008. CEMEX has introduced a new 2015 target of a 35% substitution rate for alternative fuels, the most ambitious commitment in the cement industry.
- CEMEX, in coordination with BirdLife International, completed a multi-year scoping study on the biodiversity status of worldwide cement and aggregates operations. The study assessed 543 sites and identified 131 sites that overlap with areas of high biodiversity value. This study is being used to develop biodiversity action plans. With 85% of all CEMEX quarries having rehabilitation plans in place in 2010, CEMEX remains on track to achieve its target of 100% by 2015.
- During 2010, CEMEX continued to execute initiatives to build affordable housing and infrastructure in developing markets. In 2010, more than 45,000 families were able to build or improve their homes through the Patrimonio Hoy program, bringing the total to more than 300,000 since the program began in 1998. With turnkey infrastructure development programs, CEMEX completed over 10 million square meters in urban concrete paving in 2010.
- 2010 witnessed a number of extreme weather events and natural disasters that severely affected countries and communities where CEMEX operates. In response, CEMEX intensified its disaster relief efforts, providing emergency humanitarian aid and supporting long term reconstruction efforts in different countries in different situations, such as the Haiti earthquake, flooding in Central Europe, and the impact of Hurricane Alex on Northern Mexico.
- An integral part of CEMEX's sustainability commitment is the continuing, company-wide effort to improve workplace and community safety. In 2010, CEMEX achieved a 19% reduction in its employee lost-time incident rate to 2.6 incidents per million hours worked. In 2011 we intend to implement a new CEMEX Health and Safety Management System and we intend to continue the worldwide rolling out of our LEGACY training program, both aimed at facilitating CEMEX moving towards its ultimate goal of zero incidents.

If you want to know more about CEMEX's sustainability strategy and efforts, please review CEMEX's 2010 Sustainable Development Report, which achieved a GRI-checked application level of A+ for the third consecutive year and is available online at http://www.cemex.com/sustainability

2011 Second Quarter Results Page 16

OTHER INFORMATION

Mexican Tax Reform 2010

In November 2009, the Mexican Congress approved amendments to the income tax law that became effective on January 1, 2010. The new law included changes to the tax consolidation regime that will require CEMEX, among other things, to determine income taxes as if the tax consolidation provisions in Mexico did not exist from 1999 onward. These changes also required the payment of taxes on dividends between entities of the tax consolidation group (specifically, dividends paid from profits that were not taxed in the past), certain special items in the tax consolidation, as well as tax loss carryforwards generated by entities within the consolidated tax group that should had been recovered by such individual entities over the succeeding 10 years. This new law increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and decreasing to 28% for 2014 and future years. Pursuant to the new tax law, the Parent Company was required to pay in 2010 (at the new 30% tax rate) 25% of the tax resulting from eliminating the tax consolidation effects from 1999 to 2004. The remaining 75% is required to be paid as follows: 25% in 2011, 20% in 2012, 15% in 2013, and 15% in 2014. In connection with the consolidation effects originated after 2004, these should be considered during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%), and in this context the consolidation effect for 2005 has already been notified to CEMEX and considered. Applicable taxes payable as a result of the changes to the tax consolidation regime will be increased by inflation as required by the Mexican income tax law. As of December 31, 2009, based on Interpretation 18, the Parent Company recognized the nominal value of estimated taxes payable in connection with the aforementioned amendments in the law for approximately US$799 million. This amount was recognized by the Parent Company as a tax payable on its balance sheet against "Other non-current assets" for approximately US$628 million, in connection with the net liability recognized before the new tax law and that the Parent Company expects to realize in connection with the payment of this tax liability; and approximately US$171 million against "Retained earnings" for the portion, according to the new law, related to: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions between the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, pursuant to additional rules, the tax authorities eliminated certain aspects in the law in connection with the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, the Parent Company reduced its estimated tax payable by approximately US$235 million against a credit to "Retained earnings." In 2010, changes in the Parent Company's tax payable associated to the tax consolidation in Mexico are as follows (approximate US$ Millions):

	2010
Balance at the beginning of the period	$846
Income tax received from subsidiaries	$213
Restatement for the period	$31
Payments during the period	($28)
Deduction associated with additional tax rules	($248)
Other	$46
Balance at the end of the period	$860

As of December 31, 2010, the balance of tax loss carryforwards that have not been considered in the tax consolidation is approximately US$463 million. As of December 31, 2010, the estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime in Mexico was as follows (approximate US$ Millions):

	2010
2011	$43*
2012	$57
2013	$57
2014	$165
2015	$174
2016 and thereafter	$365
	$860

* The payment for 2011 was made on March 31, 2011 for Ps506 million, equivalent to approximately US$42.52 million. This payment included 25% of the amount that corresponds to the year 2005.

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheets as of June 30, 2011 presented elsewhere in this quarterly report, include within "Other Assets" our net investment in our confiscated Venezuelan assets as of the same dates. Our net investment in our Venezuelan assets as of June 30, 2011 is as follows:

Millions of pesos	**June 30, 2011**
Net total assets	MXN5,174

Accounting effects related to the exercise of Ready Mix USA's put option

In relation to CEMEX's joint ventures with Ready Mix USA, a) CEMEX Southeast, LLC, the joint venture owned at 50.01% by CEMEX; and b) Ready Mix USA LLC, the joint venture owned at 50.01% by Ready Mix USA, on September 30, 2010, Ready Mix USA exercised its put option. As a result, upon closing of the transaction, which will take place upon performance of the obligations by both parties under the put option agreement, and that is expected in September 2011, CEMEX will acquire its venture partner's interests in the two joint ventures. The purchase price for CEMEX's partner's interests including a non-compete agreement is expected to be approximately US$355 million. Ready Mix USA will continue to manage the joint venture in which it has a majority interest (Ready Mix USA LLC) until the closing of the transaction. As of June 30, 2011, CEMEX has not recognized a liability, as the fair value of the net assets exceeds the estimated purchase price. Had the purchase price exceeded the fair value of the net assets to be acquired, a loss would have been recognized. As of June 30, 2011, Ready Mix USA, LLC had approximately US$27.4 million (unaudited) in net debt (debt less cash and cash equivalents), which will be consolidated upon closing of the transaction.

2011 Second Quarter Results Page 17

OTHER INFORMATION

Migration of CEMEX to International Financial Reporting Standards in 2012

Based on requirements issued in 2009 by the Mexican National Banking and Securities Commission, all entities that trade their securities in the Mexican Stock Exchange must adopt the International Financial Reporting Standards ("IFRS") for the preparation of their consolidated financial statements no later than January 1, 2012. CEMEX began the planning of its IFRS migration process during the last quarter of 2009. In summary, the status of CEMEX's IFRS migration process as of June 30, 2011, was as follows:

Stage 1. Communication to the organization and IFRS training

Activities undertaken and finalized between November 2009 and June 2010. Jointly with its external consultants for the IFRS migration project, CEMEX designed and implemented specific IFRS training programs for the team involved directly in the generation of financial information, the corporate support team, and the personnel in the business units. These training programs consisted of: a) mandatory self-training based on a specialized Intranet; b) training based in webcasts oriented to a wide-range of personnel, by means of which, experts covered a variety of significant topics for CEMEX; and c) face-to-face training sessions for key personnel directly involved in the determination and quantification of the main differences between IFRS and Mexican FRS.

Stage 2. Evaluation of accounting and business impacts

CEMEX concluded the documentation phase of this stage in November 2010. CEMEX elected to prepare its initial balance sheet under IFRS as of January 1, 2010, in order to report three years of operations under IFRS at the 2012 year end. Based on IFRS 1, "IFRS First Time Adoption," for purposes of the initial balance sheet, external appraisers are currently finalizing the valuation of CEMEX's main fixed assets at fair value. As allowed by IFRS 1, CEMEX elected not to revisit the accounting treatment of business acquisitions made before January 1, 2010.

CEMEX now expects to fully conclude its initial balance sheet under IFRS during the third quarter 2011. With the information available as of June 30, 2011, the expected impacts, by account, to the consolidated balance sheet as of January 1, 2010, are as follows:

No.	Account	Type	Explanation
1	Accounts receivables / Other financial obligations	Asset Liability	An increase in both accounts is expected as a result of the current securitization programs, which are not expected to comply with all the IFRS 39 derecognition requirements; consequently, any resources obtained under these programs would be recognized against a liability.
2	Inventories	Asset	Certain items within this account, such as advanced payments, and certain spare parts will be reclassified to advance payments and fixed assets, respectively.
3	Fixed Assets	Asset	The valuation of CEMEX´s major fixed assets at fair value is expected to cause the most significant effect in the consolidated balance sheet as of the transition date.
4	Deferred income taxes	Liability	The account is expected to increase as of the transition date mainly due to the revaluation of fixed assets as mentioned above.
5	Total Stockholders´Equity	Equity	Based on IFRS 1, some IFRS first time adoption effects as of the transition date are recognized directly against retained earnings, such as the fixed assets revaluation, net of their deferred taxed effect.

Finally, to conclude the Stage 2, CEMEX now expects to complete the adaptation of its transactional systems for the ongoing generation of information under IFRS during the fourth quarter of 2011.

Stage 3. Parallel financial information generation under IFRS

During the third quarter of 2011, CEMEX will undertake the preparation of its consolidated financial statements under IFRS for the years 2010 and 2011. Although CEMEX has not yet finished the calculation of its initial IFRS balance sheet amounts, the expected main impacts as a result of the revaluation of its main fixed assets to fair value as of the migration date, are changes in the non-cash depreciation and depletion amounts in CEMEX's IFRS statements of operations for the years 2010 and each year thereafter, as compared to those previously reported under Mexican FRS.

2011 Second Quarter Results Page 18

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under MFRS, beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for second quarter 2011 and second quarter 2010 are 11.60 and 12.73 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico as of June 30, 2011, and June 30, 2010, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2011 and 2010, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, Sweden, and the United Kingdom.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South/Central America and Caribbean region includes CEMEX's operations in Argentina, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Jamaica, Nicaragua, Panama, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Disclosure on cement volumes

As of the second quarter 2010, we changed our reporting base for our cement volumes from total domestic cement including gray and white cement, mortar and clinker to domestic gray cement, except where indicated.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures are investments completed with the purpose of ensuring the company's operational continuity. These includes **replacement** capital expenditures, which are projects required to change obsolete assets or maintain current operational levels, and **mandatory** capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards.

Operating EBITDA equals operating income plus depreciation and operating amortization.

pp equals percentage points

Strategic capital expenditures are investments completed with the purpose of increasing the company's profitability. These includes **growth** capital expenditures, which are designed to increase profitability by expanding capacity, and **margin improvement** capital expenditures, which are designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,040.8 million for second quarter 2011, 1,040.7 million for year-to-date 2011, 998.4 million for second quarter 2010, and 947.9 million for year-to-date 2010.

According to the Mexican NIF B-14 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings. The shares issued as a result of share dividends and recapitalizations should be considered as issued at the beginning of the period.

Exchange rates	January - June		Second quarter	
	2011 Average	2010 Average	2011 Average	2010 Average
Mexican peso	11.82	12.74	11.60	12.73
Euro	0.7054	0.7637[1]	0.6881	0.7960[1]
British pound	0.6177	0.6578[1]	0.6105	0.6710[1]

Amounts provided in units of local currency per US dollar.

[1] The euro-US dollar and British pound-US dollar average exchange rates disclosed in the 2Q10 report were incorrect. The above table shows the corrected figures.

2011 Second Quarter Results Page 19